

January 26, 2012

Via E-mail
John Coulter
Chief Executive Officer
Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, Canada T6H 5R7

      Re: **Titan Trading Analytics Inc.**
             Form 20-F/A for the Fiscal Year Ended October 31, 2010
             Filed January 20, 2012
             File No. 000-25289

Dear Mr. Coulter:

We have reviewed your letter dated January 18, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 11, 2012.

Form 20-F/A for the Fiscal Year Ended October 31, 2010

Report of Independent Registered Public Accounting Firm, page 57

1.   We note that in response to prior comment 1 you included the audit report for the years ended October 31, 2009 and 2008 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2009. Ensure that the current audit report states that there is auditor association with the portion of the cumulative period through October 31, 2010 that was not audited by your predecessor auditor.

Exhibits, page 93

2.   Revise to include Section 302 and 906 certifications from your principal executive officer and principal financial officer pursuant to Rule 13a-14 of the Exchange Act. Refer to General Instruction B(e) and Instructions 12 and 13 as to Exhibits of Form 20-F.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief